FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 5, 2011, announcing that Registrant has extended service under agreements with Colombian Ministry of Information Technology and Communications throughout 2011.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 5, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat extends service with Colombian Ministry of Information Technology and Communications throughout 2011
New extension and amended agreements valued at approximately $21M

Petah Tikva, Israel, 5 January, 2011 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that the Ministry of Information Technology and Communications in Colombia, with the National Fund of Development (FONADE), has extended and amended the agreements for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional one-year term, through December 31st, 2011. The extended service agreements are valued at approximately $21 million.

These service agreements are for projects that provide telephony and public data access to remote communities throughout rural Colombia. The current extension of the agreements covers approximately 1600 sites that will be served by Gilat throughout 2011 and includes certain performance indicators and schedules of new installations. The new sites include telephony sites, small community internet access Telecenters known locally as CACI sites, and larger Telecenters. The Telecenters are equipped with telephones, computers, printers, scanners, faxes and webcams all provided by Gilat.

As part of the agreements, the Telecenters’ administrators will be qualified by Gilat to conduct computer and internet literacy training for the community members. Gilat will also upgrade over 850 existing CACI sites to increase the download and upload data rates twofold, from 256kbps/64kbps to 512kbps/128kbps, which will allow the users to benefit from applications that are more bandwidth intensive. As part of the agreements, Gilat will also transfer up to 337 existing CACIs from sites where terrestrial coverage is now available, to new remote locations where broadband and telephony infrastructure have not yet existed.

“We are pleased to continue playing a key role in this important initiative of the Colombian Ministry of Information Technology and Communications that enables affordable telephony and Internet access to rural communities throughout the nation with no access to alternative connectivity.” said Amiram Levinberg, Gilat’s CEO and Chairman of the Board.

This latest extension continues Gilat’s engagement with the Colombian Ministry of Information Technology and Communications as announced over recent years:

-	In December 2008, Gilat announced the signing of new agreements for earlier projects for the provision of telephony and Internet access services to remote communities;

-
In August 2009, Gilat announced the successful deployment of the SkyEdge II broadband satellite communications network at more than 1300 sites as part of the arrangements with the Colombian Ministry of Information Technology and Communications to upgrade service; and

-
In January 2010, Gilat announced that the Ministry of Information Technology and Communications in Colombia extended and amended the service agreements for an additional one-year term, through December 2010.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

###

Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com